Exhibit 99.4
Q1 FY12 MANAGEMENT PRESENTATION 16 August 2011

This Management Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company's officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: statements about the company's future performance; projections of the company's results of operations or financial condition; statements regarding the company's plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products; expectations concerning the costs associated with the suspension or closure of operations at any of the company's plants and future plans with respect to any such plants; expectations that the company's credit facilities will be extended or renewed; expectations concerning dividend payments and share buy-back; statements concerning the company's corporate and tax domiciles and potential changes to them, including potential tax charges; statements regarding tax liabilities and related audits, reviews and proceedings; statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC); expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos- related personal injury and death claims; expectations concerning indemnification obligations; statements about product or environmental liabilities; and statements about economic conditions, such as economic or housing recovery, the levels of new home construction, unemployment levels, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and consumer confidence. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "aim," "will," "should," "likely," "continue" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Forward-looking statements are based on the company's current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company's control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under "Risk Factors" in Section 3 of the Form 20-F filed with the US Securities and Exchange Commission on 29 June 2011 include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the company's financial statements as an asbestos liability; governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company's products; reliance on a small number of customers; a customer's inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company's corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company's customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company's key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company's reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company's current expectations concerning future results, events and conditions. 2 DISCLAIMER

Overview and Operating Review - Louis Gries, CEO Financial Review - Russell Chenu, CFO Questions and Answers 3 In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 39. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include "EBIT", "EBIT margin", "Operating profit" and "Net operating profit". The company may also present other terms for measuring its sales volumes ("million square feet" or "mmsf" and "thousand square feet" or "msf"); financial ratios ("Gearing ratio", "Net interest expense cover", "Net interest paid cover", "Net debt payback", "Net debt (cash)"); and Non-US GAAP financial measures ("EBIT excluding asbestos and ASIC expenses", "EBIT margin excluding asbestos and ASIC expenses", "Net operating profit excluding asbestos, ASIC expenses and tax adjustments", "Diluted earnings per share excluding asbestos, ASIC expenses, and tax adjustments", "Operating profit before income taxes excluding asbestos", "Effective tax rate excluding asbestos and tax adjustments", "EBITDA" and "General corporate costs excluding ASIC expenses and domicile change related costs"). Unless otherwise stated, results and comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year. AGENDA

OPERATING REVIEW Louis Gries, CEO

1st quarter operating results reflect the continuing difficult US operating environment, a softer residential construction market in Australia, higher freight and input costs (primarily pulp) partially offset by the higher value of the Asia Pacific businesses' currencies Net operating profit for the first quarter including asbestos, ASIC expenses and tax adjustments was affected by an unfavourable asbestos adjustment of US$38.2 million which is attributable to the appreciation of the A$ against the US$ 5 GROUP OVERVIEW

1st Quarter Result* Net Sales down 6% to US$219.8 million Sales Volume down 6% to 332.4 mmsf Average Price up 1% to US$661 per msf EBIT down 14% to US$48.0 million EBIT Margin down 2.3 pts to 21.8% 6 USA AND EUROPE FIBRE CEMENT * Comparisons are of first quarter fiscal year 2012 versus first quarter fiscal year 2011

7 USA AND EUROPE FIBRE CEMENT Average Net Sales Price US$661

* Excludes impairment charges of US$45.6 million in Q4 FY08 8 EBIT and EBIT Margin* EBIT EBIT Margin USA AND EUROPE FIBRE CEMENT

Primary Growth Performance All market and market share figures are management estimates. 9 USA AND EUROPE FIBRE CEMENT

1st Quarter Result* Net Sales up 10% to US$93.8 million Sales Volume down 8% to 97.8 mmsf Average Price down 1% to A$903 per msf EBIT down 5% to US$21.1 million EBIT Margin down 3.4 pts to 22.5% 10 ASIA PACIFIC FIBRE CEMENT * Comparisons are of first quarter fiscal year 2012 versus first quarter fiscal year 2011

USA and Europe Fibre Cement results reflected: A continuing difficult operating environment Higher freight and input costs (primarily pulp) Partially offset by lower SG&A expenses and higher average net sales price Asia Pacific Fibre Cement results reflected: Softer operating environments Lower sales volume Unfavourable manufacturing performance Partially offset by the appreciation of Asia Pacific business currencies against the US dollar 11 * Comparisons are of first quarter fiscal year 2012 versus first quarter fiscal year 2011 GROUP 1ST QUARTER SUMMARY*

12 There is no evidence of a sustainable recovery in US housing Month-to-month performance is more stable in FY12 TOTAL USA HOUSING STARTS - US CENSUS

United States Weak recovery driven by low consumer confidence The flow of foreclosed homes into the market continues, house values continue to decline, credit conditions remain restrictive and the broader economic recovery remains relatively weak and uncertain Freight and input costs (particularly pulp) remain high Asia Pacific Australia: Industry data indicates that both new housing and repair and remodel markets will be weaker in the current financial year Philippines: both domestic and export demand have contracted in the 1st quarter New Zealand: activity remains subdued 13 GROUP OUTLOOK

14 GROUP OUTLOOK Key Priorities The company's key medium term priorities in the US are: Grow primary demand and exterior cladding market share - with focus on repair and remodel and non-metro markets Increase market penetration of our ColorPlus(r) and Trim products Overall Group Strategy The company's focus is to: Deliver primary demand growth Continue to shift to a higher value product mix Increase manufacturing efficiency Build the operational strength and flexibility to deliver and sustain earnings in a low demand environment and increase output should a stronger than expected recovery eventuate

FINANCIAL REVIEW Russell Chenu, CFO

Operations* 1st quarter operating results reflect the continued weak US housing construction sector and a slowing Australian housing construction market, partially offset by the appreciation of Asia Pacific businesses' currencies and lower SG&A expenses Strong net operating cash flow has enabled a further reduction in net debt from $40.4 million at 31 March 2011 to $26.9 million at 30 June 2011 The company is on track to resume dividend payments this financial year (subject to board approval) Arrangements for the share buyback are now complete 16 OVERVIEW * Comparisons are of first quarter fiscal year 2012 versus first quarter fiscal year 2011

A$/US$ Exchange Rate Favourable impact from translation of Asia Pacific results - Q1 FY12 vs Q1 FY11 Unfavourable impact on corporate costs incurred in Australian dollars - Q1 FY12 vs Q1 FY11 Unfavourable impact from translation of asbestos liability balance - 30 June 2011 vs 31 March 2010 17 Earnings Balance Sheet ^ ^ ^ ^ CONSEQUENCES OF CHANGES - A$ VERSUS U$

18 RESULTS - Q1

19 RESULTS - Q1 (CONTINUED) 19 * Includes AICF SG&A, interest income and gain on investments

20 SEGMENT NET SALES - Q1

1 Research & development includes "core" research & development expenses and administrative expenses, but excludes product development expenses 21 SEGMENT EBIT - Q1

22 INCOME TAX EXPENSE - Q1 * Includes AICF SG&A, interest income and gain on investments

23 CASHFLOW

Net debt decreased by US$13.5 million compared to net debt at 31 March 2011 Weighted average remaining term of total facilities was 1.7 years at 30 June 2011 down from 1.9 years at 31 March 2011 James Hardie remains well within its financial debt covenants 24 At 30 June 2011 DEBT

25 LEGACY ISSUES UPDATE ATO - 1999 Disputed Amended Assessment James Hardie's initial appeal dismissed in September 2010 Charge of US$345.2 million effective 1 September 2010 (no impact on net operating cash flow in FY11) The Full Federal Court appeal was heard in May 2011; decision awaited Either party may apply for special leave to appeal the Full Federal Court judgment to the High Court If the ATO prevails and RCI does not apply for special leave or special leave is denied, RCI will be required to remit the unpaid portion of the amended assessment, being A$184.2 million, plus accrued interest If RCI prevails and there is no application for special leave or special leave is denied, the ATO will refund amounts paid, being A$239.6 million at 30 June 2011, plus interest and a portion of RCI's legal costs, and the Company will recognise an income tax benefit of approximately A$403.0 million

26 LEGACY ISSUES UPDATE (CONTINUED) ASIC Proceedings Court of Appeal judgement handed down on 17 December 2010 Company's appeal dismissed Non-executive directors' appeals upheld ASIC and one former executive granted special leave to appeal to the High Court of Australia Awaiting schedule for High Court appeal hearing

27 *In accordance with the Amended and Restated Final Funding Agreement ASBESTOS FUND UPDATE - PRO FORMA (UNAUDITED)

1 Excludes asbestos adjustments, AICF SG&A expenses, AICF interest income, gain or impairment on AICF investments, tax benefits related to asbestos adjustments, ASIC expenses and tax adjustments 2 Excludes asbestos adjustments, AICF SG&A expenses and ASIC expenses 3 Includes restricted cash set aside for AFFA 4 Q1 '12 EPS, Return on Shareholders' Funds and Return on Capital Employed are reported on an annualised basis 28 KEY RATIOS

29 Net operating profit, excluding asbestos, ASIC expenses and tax adjustments for the 1st quarter decreased 3% to US$ 39.4 million The 1st quarter operating results reflect: Subdued US and slowing Australian housing construction markets Lower sales due to a favourable impact of US tax incentives available to home buyers in the prior corresponding quarter Higher freight and input costs (primarily pulp) Lower SG&A expenses Appreciation of the Asia Pacific businesses' currencies against the US dollar, partially offset by weaker local currency earnings A contribution of A$48.9 million (US$51.5 million) was made to the AICF on 1 July 2011 SUMMARY* * Comparisons are of first quarter fiscal year 2012 versus first quarter fiscal year 2011

30 Challenges remain, with the operating environment in the US, in particular, still weak and uncertain and the Australian construction market softening Management anticipates FY12 full year earnings excluding asbestos, ASIC expenses and tax adjustments to be within the analysts' range of US$126 million to US$140 million Management cautions that conditions remain uncertain and notes that the cost of some inputs, particularly pulp and freight, remain high Management cautions that guidance is dependent upon housing industry conditions and the A$/US$ exchange rate remaining stable for the balance of the year ending 31 March 2012 The company continues to perform well financially and our employees remain focussed on driving our long term strategies, notwithstanding the challenges facing the business GUIDANCE

QUESTIONS

APPENDIX

Aggressively grow demand for our products in targeted market segments Grow our overall market position while defending our share in existing market segments Offer products with superior value to that of our competitors Introduce differentiated products to deliver a sustainable competitive advantage 33 GLOBAL STRATEGY

34 GENERAL CORPORATE COSTS - Q1

35 EBITDA - Q1

36 CAPITAL EXPENDITURE

37 NET INTEREST EXPENSE

Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau 38 USA FIBRE CEMENT

39 ENDNOTES This Management Presentation forms part of a package of information about the company's results. It should be read in conjunction with the other parts of this package, including the Management's Analysis of Results, Media Release and Condensed Consolidated Financial Statements. Definitions Non-financial Terms ABS - Australian Bureau of Statistics. AFFA - Amended and Restated Final Funding Agreement. AICF - Asbestos Injuries Compensation Fund Ltd; ASIC - Australian Securities and Investments Commission. ATO - Australian Taxation Office. Financial Measures - US GAAP equivalents EBIT and EBIT Margin - EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. Operating profit - is equivalent to the US GAAP measure of income. Net operating profit - is equivalent to the US GAAP measure of net income.

Sales Volumes mmsf - million square feet, where a square foot is defined as a standard square foot of 5/16" thickness. msf - thousand square feet, where a square foot is defined as a standard square foot of 5/16" thickness. Financial Ratios Gearing Ratio - Net debt (cash) divided by net debt (cash) plus shareholders' equity. Net interest expense cover - EBIT divided by net interest expense (excluding loan establishment fees). Net interest paid cover - EBIT divided by cash paid during the period for interest, net of amounts capitalised. Net debt payback - Net debt (cash) divided by cash flow from operations. Net debt (cash) - Short-term and long-term debt less cash and cash equivalents. Return on Capital employed - EBIT divided by gross capital employed. 40

Non-US GAAP Financial Measures EBIT and EBIT margin excluding asbestos and ASIC expenses- EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes. 41

Non-US GAAP Financial Measures (continued) Net operating profit excluding asbestos, ASIC expenses and tax adjustments- Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes. 42

Non-US GAAP Financial Measures (continued) Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments- Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes. 43

Non-US GAAP Financial Measures (continued) Effective tax rate excluding asbestos and tax adjustments- Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes. 44

Non-US GAAP Financial Measures (continued) EBITDA- is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. Management has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company's earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements. 45

Non-US GAAP Financial Measures (continued) General corporate costs excluding ASIC expenses and domicile change related costs- General corporate costs excluding ASIC expenses and domicile change related costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes. 46

Q1 FY12 MANAGEMENT PRESENTATION 16 August 2011